FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                                           Santiago, February 3, 2015

                                                                                                                           Ger. Gen. N° 027

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10 of the Securities Market Law N°18,045, and established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event, which was presented to the Superintendence through the Official Letter No. 2270 dated January 30, 2015:

1.      Main Agreements of the Transaction

CONSORCIO (the “Consortium”) Concessions

Withdrawal of Filed Proceedings and Acceptance: Each company that comprises the Consortium (Tecnimont S.p.A.; Tecnimont do Brasil Construcao e Administracao de Projetos Ltda.; Ingeniería y Construcción Tecnimont Chile y Compañía Limitada (collectively known as “Grupo Tecnimont”); Slovenské Energetické Strojárne a.s., and Ingeniería y Construcción SES Chile Ltda. (collectively known as “Grupo SES”) withdraws all lawsuits presented by Grupo Tecnimont and Grupo SES against Endesa Chile and, and in turn, cancels the proceedings presented during the arbitration process, and also forfeits all actions related to all parties involved in such proceeding that may have been awarded by the sentence of the respective trial.  Additionally, every company in the Consortium unconditionally accepts every part of Endesa’s settlement withdrawal regarding this Transaction.

Recognitions and Waivers: The Consortium declares and recognizes that Endesa Chile has faithfully, thoroughly, and opportunely fulfilled each and every obligation contracted. The Consortium permanently and irrevocably withdraws from any judicial action of any nature against Endesa, its parent company Enel S.p.A., or against any of its subsidiaries, related companies, parent companies, and respective members of the Board of Directors or representatives, lawyers or employees, related to the events or circumstances that led to the arbitration, and to any event, circumstance, payment, any nature related to the Contract in any way.

Endesa Chile - Telephone (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Indemnity:  The Consortium is obliged to indemnify Endesa of all amounts that it may be forced to pay related to vicarious liability, expenses, professional services fees or pending payments that each and any of the Tecnimont Group or SES Group companies owe to their subcontractors and/or suppliers that were involved in any way in the works related to the contract.  If Endesa Chile was ordered to pay any sum of money regarding these matters, the Tecnimont Group and/or SES Group companies will be required to reimburse Endesa Chile within 30 working days of the date that Endesa Chile notified them of the disbursements.

Endesa Chile Concessions.

Acceptance of withdrawal: Endesa Chile accepts the withdrawal of the proceedings filed by the Consortium.

Withdrawal of Filled Proceedings: Endesa Chile discontinues its lawsuit and all filled proceedings presented during the arbitration process, and also declares the cancellation of all actions presented during such process related to all parties in dispute and every person that may have been affected by the sentence of the respective trial.

Recognitions and Waivers: Endesa Chile declares and recognizes that the Consortium has faithfully, thoroughly, and opportunely fulfilled each and every obligation contracted. Endesa Chile permanently and irrevocably withdraws from any judicial action of any nature, against The Consortium or against any of its subsidiaries, related companies, parent companies, and respective members of the Board of Directors or representatives, lawyers or employees related to the events or circumstances that led to the arbitration, and regarding any event, circumstance, payment, any nature related to the Contract in any way. Additionally, Endesa Chile declares the waiver of the proceedings pending in the Slovak court in relation to the payment of the bank guarantee that the SES Group delivered regarding the Contract, within six business days following the date of the payment agreed upon in the fifth clause, letter D, of the Transaction.

2.      Deadlines for the Fulfillment of the Conditions Precedent in the Transaction

The conditions state : (i) that the Board of Directors/management committees of Endesa Chile and of each company of the Consortium expressly accept and approve the terms of the Transaction and all elements in its essence, of its nature and merely accidental; and (ii) that, additionally, they expressly ratify all actions taken by the representatives of such companies acting in their name and on behalf of the Transaction and all  elements in its essence, in nature, and those merely accidental, and must be fulfilled within the given deadline, which concludes on January 29, 2015. In any contrary situation, the Transaction will ipso facto and be considered invalid, having not satisfied the conditions precedent for its eligibility.

Endesa Chile - Telephone (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Additionally, the preceding agreements by the Board of Directors/management committees must be fully approved by Endesa Chile, within 10 business days following the arrival date of each and every one of the documents necessary to pronounce on this matter. If the powers of attorney are rejected justifiably by Endesa Chile, the Consortium is obliged to amend the objections within 10 business days of Endesa Chile’s written communication. If the Consortium fails to correct the objections to Endesa Chile’s satisfaction, within the period mentioned above, the Transaction and all of its depending authorizations will ipso facto and rightfully be considered invalid, having not satisfied the conditions precedent for its eligibility.

3.      Detailed description of the concepts and amounts that derive from the recognition of a larger investment, specifying the payment period involved in the aforementioned transaction.

Endesa Chile, without implying any recognition of responsibility regarding any concept, but as a transactional concession, commits to pay: (i) Ingeniería y Construcción Tecnimont Chile y Compañía Limitada, the total and sole sum of US$ 110,141,733.00, plus taxes, due to greater costs incurred in the construction contracted to build the power plant; (ii) Tecnimont S.p.A., the total sum of US$ 8,358,267.00 for the residual value due to the execution of the scope work considered in the Contract; and (iii) Ingeniería y Construcción SES Chile Ltda., the total sum of US$ 6,500,000.00, plus taxes, due to greater costs incurred in the construction contracted to build the power plant. The companies Slovenské Energetické Strojárne a.s. and Tecnimont do Brasil Construcao e Administracao de Projetos Ltda. expressly declare and Endesa Chile recognizes, that they shall not receive any payment related to the Transaction, and therefore, permanently and irrevocably waive the right to present any action, of any nature, in order to claim the payment of any amount regarding the Contract for any reason.

The above-mentioned payments must be completed within the deadline which concludes on April 6, 2015, as long as the conditions agreed upon in the Transaction are met.

4.      Any other information considered relevant for the appropriate understanding and evaluation of the significant event

In this regard, due to the aforementioned, there is no other relevant information to be disclosed.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:         Distribution list

Endesa Chile - Telephone (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

DISTRIBUTION LIST

c.c.:     Superintendent of Pensions

-    Santiago Stock Exchange - General Management

-    Electronic Exchange of Chile - General Management

-    Valparaiso Stock Exchange of - General Management

-    Fitch Ratings Risk Ltda. - General Management

-    Feller Rate Risk Rating Ltda -. (Attn. Mr. Nicholas Martorell)

-    Risk Classification Commission - General Management (Attn. Alejandro Muñoz)

-    Bondholders (Attn. Mr. Andrés Sepúlveda)

-    Central Securities Depository - General Management

-    Endesa SA - Secretary General of the Board (Mr. Salvador Montejo)

-    Enersis SA - General Management

-    Enersis SA – Legal

-    Enersis SA - Audit

-    Enersis SA - Regional Finance

-    Enersis SA - Communications

-    Enersis SA - Compliance and Capital Markets

-    Endesa Chile - Administration and Finance

-    Endesa Chile - Regional Management Engineering, projects and R + D

-    Endesa Chile - Communications

-    Endesa Chile - Accounting

-    Endesa Chile - Legal

    Endesa Chile - Investor Relations

Endesa Chile - Telephone (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ FERNANDO GARDEWEG R.
Fernando Gardeweg R. Chief Financial Officer

Dated: February 13, 2015